Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTION PASSED AT

THE FIRST EXTRAORDINARY GENERAL MEETING 2020

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolution proposed at the first extraordinary general meeting 2020 (the “EGM” or “Meeting”) held on Thursday, 20 February 2020. The resolution was duly passed.

VOTING RESULTS AT THE EGM

The EGM was held on Thursday, 20 February 2020 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

As at the date of the EGM, the total issued shares of the Company were 28,264,705,000. China Life Insurance (Group) Company holding a total of 19,323,530,000 shares of the Company, representing approximately 68.37% of the total issued shares of the Company, was required to abstain and had abstained from voting on the resolution proposed at the EGM, and the shares held by it were not counted towards the total number of shares entitling the shareholders to vote in respect of such resolution. As a result, independent shareholders holding a total of 8,941,175,000 shares of the Company, representing approximately 31.63% of the total issued shares of the Company, were entitled to attend and vote on the resolution proposed at the EGM. Save as disclosed above, there were no restrictions on any shareholder casting votes on the proposed resolution at the EGM.

Shareholders and authorized proxies holding a total of 3,653,538,293 voting shares of the Company, representing 12.926150% of the total voting shares of the Company, attended the EGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the relevant provisions of laws and regulations including the Company Law of the People’s Republic of China (《中 華 人民共和國公司 法》), the Rules for Shareholders’ Meetings of Listed Companies (《上市公司股東大會規 則》), the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meetings of Listed Companies (《上海證券交易所上市公司股東大會網絡投票實施細 則》) and the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting	30
including: number of holders of A Shares	29
number of holders of H Shares	1
Total number of shares with voting rights	3,653,538,293
including: total number of shares held by holders of A Shares	44,239,445
total number of shares held by holders of H Shares	3,609,298,848
Percentage to the total number of shares with voting rights	12.926150%
including: percentage of shares held by holders of A Shares	0.156518%
percentage of shares held by holders of H Shares	12.769632%

Note:	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the holders of A Shares who attended the Meeting by way of online voting.

Two out of the eleven Directors of the Company attended the Meeting. The Board elected Mr. Li Mingguang, an Executive Director and the Board Secretary, to preside over the Meeting, and Ms. Leung Oi-Sie Elsie, an Independent Director, attended the Meeting by telephonic means. Mr. Wang Bin, the Chairman of the Board and an Executive Director, Mr. Su Hengxuan, an Executive Director, Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun and Mr. Wang Junhui, all being Non-executive Directors, as well as Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike and Mr. Tang Xin, all being Independent Directors, were unable to attend due to the epidemic prevention and control in response to the novel coronavirus outbreak. One out of the five Supervisors of the Company attended the Meeting, while Mr. Jia Yuzeng, the Chairman of the Board of Supervisors, as well as Mr. Luo Zhaohui, Mr. Cao Qingyang and Ms. Wang Xiaoqing, all being Supervisors, were unable to attend due to the epidemic prevention and control in response to the novel coronavirus outbreak. Certain members of the Senior Management and the Board Secretary attended the Meeting.

The poll results in respect of the resolution proposed at the EGM are as follows:

	Resolution	Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Share Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As an ordinary resolution
1	To consider and approve the investment by the Company in China Life Aged-care Industry Investment Fund	Holders of A Shares	44,239,345	99.999774	0	0.000000	100	0.000226	44,239,445
		Holders of H Shares	3,541,059,240	98.109339	54,565,447	1.511802	13,674,161	0.378859	3,609,298,848
		Total	3,585,298,585	98.132230	54,565,447	1.493496	13,674,261	0.374274	3,653,538,293
	The resolution was duly passed as an ordinary resolution.

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of holders of A Shares who individually or in aggregate hold less than 5% of the shares of the Company in respect of the resolution proposed at the EGM as follows:

	Resolution	For		Against		Abstain
		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As an ordinary resolution
1	To consider and approve the investment by the Company in China Life Aged-care Industry Investment Fund	44,239,345	99.999774	0	0.000000	100	0.000226

The full text of the resolution is set out in the circular and notice of the EGM dated 3 January 2020.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal adviser, acted as scrutineers for the vote-taking at the EGM.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 20 February 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

3